Filed Pursuant to Rule 433

Registration No. 333-200321

November 18, 2014

Final Term Sheet

State Street Corporation

Depositary Shares, Each Representing a 1/4,000th Ownership Interest

in a Share of Non-Cumulative Perpetual Preferred Stock, Series E

Issuer:	State Street Corporation (Ticker: STT)

Security:	Depositary shares, each representing a 1/4,000th ownership interest in a share of Non-Cumulative Perpetual Preferred Stock, Series E (the “Series E Preferred Stock”)

Size:	$750,000,000 (30,000,000 depositary shares)

Over-allotment Option:	None

Maturity:	Perpetual

Expected Ratings*:	Baa2 (stable) / BBB (negative) / BBB (stable) / A low (stable) (Moody’s / S&P / Fitch / DBRS)

Liquidation Preference:	$100,000 per share (equivalent to $25 per depositary share)

Dividend Rate (Non-Cumulative):	6.000% per annum.

Dividend Payment Date:	15th day of March, June, September and December of each year, commencing on March 15, 2015, in each case if declared by the Issuer’s board of directors or any duly authorized committee of the Issuer’s board of directors.

Optional Redemption:	On December 15, 2019, or any dividend payment date thereafter, the Series E Preferred Stock may be redeemed at the Issuer’s option, in whole or in part, at a redemption price equal to $100,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. The Series E Preferred Stock also may be redeemed at the Issuer’s option in whole, but not in part, prior to December 15, 2019, upon the occurrence of a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $100,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Neither the holders of Series E Preferred Stock nor holders of depositary shares will have the right to require the redemption or repurchase of the Series E Preferred Stock.

Trade Date:	November 18, 2014

Settlement Date:	November 25, 2014 (T+5)

Public Offering Price:	$25.00 per depositary share

Underwriting Discount:

$21,440,062.50

(Reflects a discount of $0.25 per share on 4,065,000 shares sold to institutional investors, or $1,016,250.00, and a discount of $0.7875 per share on 25,935,000 shares sold to retail investors, or $20,423,812.50.)

Net Proceeds (before expenses) to Issuer:	$728,559,937.50

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC Wells Fargo Securities, LLC

Co-Managers	J.P. Morgan Securities LLC Lloyds Securities Inc.

Listing:	We intend to apply to list the depositary shares on the New York Stock Exchange under the symbol “STT PrE”.

CUSIP/ISIN:	857477 889 / US8574778895

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, UBS Securities LLC at 1-877-827-6444 Ext. 561 3884, or Wells Fargo Securities, LLC at 1-800-645-3751.

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